Mail Stop 4561

May 27, 2008

Ms. Catherine D. Rice
Chief Financial Officer
iStar Financial Inc.
1114 Avenue of the Americas
39th Floor
New York, NY  10036

>    **Re:    iStar Financial Inc.**
>    **Form 10-K for fiscal year ended December 31, 2007**
>    **Filed February 29, 2008**
>    **Form 10-Q for the period ended March 31, 2008**
>    **Filed May 9, 2008**
>    **File No. 001-15371**

Dear Ms. Rice:

We have reviewed your filings and have the following comments.  If you disagree with our comments, we will consider your explanation as to why our comments are not applicable.  Please be as detailed as necessary in your explanation.  In our comments, we may ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or on any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2007

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 4 – Acquisitions, page 80

1.      We note that you accounted for the Fremont loan portfolio participation interest as a sale in accordance with SFAS 140.  Please tell us how you determined that this transaction qualified for sale accounting.

Note 9 – Debt Obligations, page 93

2.      We note that your interim financing facility, with an outstanding balance of $1.289 billion, has a scheduled maturity date of June 2008.  It does not appear that this amount is included in your future scheduled maturities table on page 97 or your contractual obligations table within the Liquidity and Capital Resources section of MD&A on page 48.  Although this facility is not long-term in nature, please tell us why you have elected not to disclose this obligation in your contractual obligations and debt maturities tables.

Form 10-Q for the period ended March 31, 2008

Item 1. Financial Information

Notes to Consolidated Financial Statements

Note 11 – Stock-Based Compensation Plans and Employee Benefits, page 29

3.      We note that during the first quarter of 2008, you granted restricted stock units to employees, which vest proportionately and do not appear to be contingently issuable.  Please tell us and disclose your assumption related to the expected term of these restricted stock units in estimating their fair value.  Refer to paragraph A240e(2) of SFAS 123(R).

Note 15 – Fair Value of Financial Instruments, page 35

4.      We note that you have included impaired loans as financial assets valued on a nonrecurring basis.  Please confirm to us that you do not value these loans nor the underlying collateral at least annually or tell us why management has characterized these loans as being values on a nonrecurring basis.  If management does value these loans or the underlying collateral at least annually, please revise

your disclosure appropriately and include a roll forward of your category three financial instruments as required by SFAS 157.

\* \* \*

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit a response letter on EDGAR that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Mark Rakip, Staff Accountant, at 202.551.3573 or the undersigned at 202.551.3629 if you have questions.

Sincerely,

Kevin Woody
Accounting Branch Chief